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                                                                    EXHIBIT 99.3

                   [Letterhead of Crescent Banking Company]



Dear Prospective Investor:


          We are pleased to announce our offering to the public of up to $7.5 million of common stock of Crescent Banking Company. Please read and carefully consider all of the information contained in the enclosed prospectus concerning our company and this offering.

          Once you have read the enclosed information and are interested in investing in our common stock, you must subscribe for the number of shares that you desire to purchase. The subscription process for shares of the common stock is as follows:

          (1) please complete and sign the separately enclosed Subscription Agreement in accordance with the instructions set forth in the Subscription Agreement and in the enclosed prospectus, under "Information About this Offering--How to Subscribe," and

          (2) using the enclosed pre-addressed envelope, please deliver to us the signed and completed Subscription Agreement, together with a check payable to Crescent Banking Company in full payment of the amount subscribed.

          If you have any questions regarding the offering or about our company, please contact me at Crescent Banking Company at (706) 692-2424, via facsimile at (706) 692-6820 or by e-mail at dboggus@crescentbank.com. Your interest in
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and support of Crescent Banking Company is most appreciated.  We look forward to hearing from you.



                                    Very Truly Yours,



                                    J. Donald Boggus, Jr.